UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                        001-36788
SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☒  Form 10-K  ☐ Form 20-F ☐ Form 11-K  ☐ Form 10-Q and Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR
For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

  Exela Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2701 E. Grauwyler Rd.

City, State and Zip Code:

Irving, TX 75061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in its Form 8-K filed with the Securities and Exchange Commission on March 17, 2020 (the “Form 8-K”), Exela Technologies, Inc. (the “Company”) has determined that it will restate its financial statements for the years ended December 31, 2017 and 2018 and the interim periods through September 30, 2019 (which will be addressed in the Company’s Form 10-K for the year ended December 31, 2019 (the “Form 10-K”)) to correct certain historical accounting errors. We have determined that these errors were the result of a material weakness in internal control over financial reporting that was previously reported in management’s most recently issued report on internal control over financial reporting that continued to exist as of December 31, 2019. As of March 16, 2020, the Company had cash on hand and available borrowings of approximately $100 million. The Company's projected liquidity through the first quarter of 2021, determined without giving effect to certain projected operational savings that the Company currently expects to achieve and considering the timing of potential payments related to the Appraisal Action, results in the Company needing additional time to complete the evaluation of its ability to continue as a going concern as part of the completion of its financial statements and related disclosures, including the restatement of previously issued financial statements. As a result, the preparation of the financial statements to be included in the Form 10-K and the related audit of such financial statements have not been completed.  Although the Company is seeking to complete this process as quickly as possible, the preparation of the financial statements and audit cannot be completed within the prescribed time period for filing the Form 10-K without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jim Reynolds	(844)	935-2832
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

An explanation of the anticipated change is reported in Item 4.02 of the Form 8-K, which is incorporated herein by reference.

Exela Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2020	By:	/s/ Jim Reynolds
Name:Jim Reynolds
Title:Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).